Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 15 DATED FEBRUARY 22, 2024

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The following disclosure supplements the Prospectus by adding a new subsection entitled “USA Water” under the section “Our Portfolio” which first appears on page 97 of the Prospectus.

USA Water

Overview. On February 21, 2024, CNL Strategic Capital, LLC (the “Company”), through its wholly-owned subsidiaries, USAW Strategic Capital EquityCo, LLC and USAW Strategic Capital DebtCo, LLC, made a co-investment in USA Water Intermediate Holdings, LLC (“USA Water”) of approximately $10.0 million. The Company’s co-investment is comprised of a combination of a minority common share equity position of approximately $8.6 million and $1.4 million of senior secured subordinated notes. Our equity investment represents approximately 5.0% of the total equity ownership of USA Water. The co-investment is alongside an LLCP institutional fund and affiliate of the Sub-Manager.

Company Overview. Headquartered in Rosenberg, Texas, USA Water is a leading provider of operations and maintenance (“O&M”) services for water and wastewater systems across the Southeast, United States. USA Water’s non-discretionary services enable municipalities and utility districts to entrust their water infrastructure maintenance, asset management, and regulatory compliance needs to a professional partner of scale. USA Water’s industry-leading technical expertise and comprehensive service offerings play a critical role in ensuring the integrity, safety, and reliability of clean, high-quality water access. USA Water provides customers with wastewater facility operations, pipe repair and maintenance, meter reading, new water tap installations, regulatory & compliance, and billing and administrative services.

Investment Highlights. We believe USA Water represents a stable, cycle-resilient business given the installed and aging U.S. water infrastructure grid and continued population growth in the geographies that USA Water serves. From 2014 to 2023, USA Water achieved a compound annual revenue growth rate of approximately 17%. We believe that continued growth in the overall outsourced U.S. water and wastewater treatment market is supported by increased adoption of O&M outsourcing and aging municipal infrastructure that requires more maintenance and repair.

Growth Opportunities. The following are key growth opportunities for USA Water: (i) broadening USA Water’s service capabilities, (ii) expanding USA Water’s geographic footprint, and (iii) accelerating strategic M&A to further bolster USA Water’s scale and presence.